UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arista Networks, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

040413106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040413106

1.	Names of Reporting Persons. Jayshree Ullal
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 6,382,664 shares (See Item 4(a) below)
	6.	Shared Voting Power 6,382,664 shares (See Item 4(a) below)
	7.	Sole Dispositive Power 6,382,664 shares (See Item 4(a) below)
	8.	Shared Dispositive Power 6,382,664 shares (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,382,664 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 9.4%
12.	Type of Reporting Person (See Instructions) IN

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Item 1.

(a)	Name of Issuer:

Arista Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5453 Great America Parkway

Santa Clara, CA 95054

Item 2.

(a)-(c)Name of Person Filing; Address of Principal Business Office or, if none, Residence; Citizenship

This Statement is filed by Jayshree Ullal, c/o Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, CA 95054. Ms. Ullal is a resident of the United States.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

040413106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,382,664 shares which includes (i) 3,762,664 shares held by the 2000 Ullal Trust dated February 15, 2000 for which Ms. Ullal is a co-trustee, claims beneficial ownership and exercises voting and investment control, (iii) an aggregate of 2,500,000 shares held by trusts for the benefit of the children of Ms. Ullal, for which she exercises voting and investment control but disclaims beneficial ownership, (iv) an aggregate of 100,000 shares held by trusts for the benefit of relatives of Ms. Ullal, for which she exercises voting and investment control but disclaims beneficial ownership, and (v) options to purchase 20,000 shares of common stock held by Ms. Ullal that are exercisable within 60 days of December 31, 2015. Of the 6,382,664 shares outstanding as set forth herein, 316,667 shares are subject to a repurchase right held by the Issuer as of date within 60 days of December 31, 2015. The outstanding options held by Ms. Ullal are early exercisable and to the extent such options are exercised prior to vesting, any unvested shares will remain subject to a right of repurchase held by the Issuer.

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(b)	Percent of class: 9.4% (percentage ownership is calculated based on 67,756,358 shares outstanding as of October 30, 2015 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015, and assumes that the 20,000 shares of common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 6,382,664 shares (See item 4(a) above).

(ii)	Shared power to vote or to direct the vote: 6,382,664 shares (See item 4(a) above).

(iii)	Sole power to dispose or to direct the disposition of: 6,382,664 shares (See item 4(a) above).

(iv)	Shared power to dispose or to direct the disposition of: 6,382,664 shares (See item 4(a) above).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2016
Date

/s/ Jayshree Ullal
Jayshree Ullal

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